PHILLIPS NIZER LLP

666 FIFTH AVENUE, 28TH FLOOR

NEW YORK, NY 10103-0084

June 6, 2008

Via Federal Express

Mr. Ronald Alper

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington D.C. 20549

Re:

Consolidation Services, Inc.
Form 10-K for Fiscal Year Ended

December 31, 2007

File No. 333-142105
Filed on March 27, 2008

Dear Mr. Alper:

In response to comments 7-9 of the Commission’s letter, dated May 6, 2008, regarding the Consolidation Services, Inc. (the “Company”) registration statement on Form S-1, we have made the requested revisions to the Company’s Form 10-K, filed with the Commission on March 27, 2008.  Please see the enclosed copy of the Company’s Amendment No. 1 on Form 10-K/A filed with the Commission today, in clean form and marked to show changes against the Form 10-K.

If you have any questions concerning this matter, please do not hesitate to call me at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

Cc:

Johnny R. Thomas

John C. Francis